United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

     Re: Petcare Television Network, Inc.
         Registration Statement on Form SB-2
         File No. 333-105840
         DELAYING AMENDMENT

Dear Sirs:

The following delaying amendment to the above registration statement is hereby submitted:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Delaying Amendment to the Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in Lakeland, Florida on June 9, 2003.

PetCARE Television Network, Inc.


Title                         Name             Date          Signature
-----                         ----             ----          ---------

Principal Executive Officer   Philip M. Cohen  June 9, 2003  /s/ Philip M. Cohen
Principal Accounting Officer  Philip M. Cohen  June 2, 2003  /s/ Philip M. Cohen
Principal Financial Officer   Philip M. Cohen  June 9, 2003  /s/ Philip M. Cohen